November 10, 2011

Via EDGAR

Geoff Kruczek

Senior Attorney

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re: Guided Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 11, 2011

File No. 333-177244

Dear Mr. Kruczek:

On behalf of Guided Therapeutics, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 1, 2011 (the “Comment Letter”) concerning the above-referenced Registration Statement on Form S-1. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Comment: Prospectus Cover Page

1.                  Given your disclosure regarding the OTCQB, please revise to clarify that the selling shareholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See paragraph 16 of Securities Act Schedule A and Item 50 I (b)(3) of Regulation S-K. If, instead, your shares are already quoted on the OTC Bulletin Board, as indicated by the reference to "dually listed," please revise your disclosure here and elsewhere in your document to eliminate the implication that sales at prevailing market prices will relate to prices on the OTCQB or that the OTCQB is the only medium on which your common stock trades.

Response:

We have revised our filing to reflect the fact that our shares are dually listed on the OTC Bulletin Board (OTCBB) as well as the OTCQB and to indicate that sales may be made at prevailing market prices on the OTCBB.

5835 Peachtree Corners East • Suite D • Norcross, GA 30092

Phone: 770-242-8723 • FAX: 770-242-8639

www.guidedinc.com

Guided Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 11, 2011

File No. 333-177244

SEC Response Letter

November 10, 2011

Comment: Summary, page 1

2.                  Please revise the summary to highlight your history of losses since inception and accumulated deficit and losses for the fiscal-year ended December 31, 20 10 and the sixmonth period ended June 30, 2011, or any subsequent period.

Response:

We have revised the summary to highlight our history of losses since inception and accumulated deficit and losses for the fiscal year ended December 31, 2010 and the nine-month period ended September 30, 2011.

3.                  Please also revise the summary to highlight your receipt of a going concern opinion from your auditors for the fiscal-year ended December 31, 2010 as well as your disclosure in the final paragraph of page 24 regarding the time period for which your capital resources will be sufficient.

Response:

We have revised the summary to highlight our receipt of a going-concern opinion from our auditors for the fiscal year ended December 31, 2010 as well as our disclosure in the final paragraph of page 24 regarding the time period for which our capital resources will be sufficient.

Comment: Forward Looking Statements. page 8

4.                  Please note that Section 27A of the Securities Act and Section 21 E of the Exchange Act do not apply to statements made by penny stock issuers. Accordingly, given your disclosure on page 7, please revise to eliminate your reference to these safe harbor provisions. See Section 27A(b)(l)(C) of the Securities Act and Section 2 lE(b)(l)(C) of the Exchange Act.

Response:

We have revised our forward-looking statements disclosure to eliminate reference to the safe harbor provisions.

Guided Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 11, 2011

File No. 333-177244

SEC Response Letter

November 10, 2011

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Faupel

Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Comers East, Suite D
Norcross, GA 30092
770/242-8723, ext. 303

cc:	Lisa A. Stater, Esq.
Heith D. Rodman, Esq.